December 20, 2024

C. Shane Smith
President and Chief Executive Officer
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

       Re: Smithfield Foods, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 13, 2024
           CIK No. 0000091388
Dear C. Shane Smith:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 2, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted December
13,
2024
General

1. We note your revised disclosure that the selling shareholder in this offering is SFDS
       UK Holdings Limited. Please revise your cover page and the principal and selling shareholder section to identify the selling shareholder.
Lock-Up Agreements, page 175

2. Please file the lock-up agreement described in this section as an exhibit to your registration statement.
 December 20, 2024
Page 2

       Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Colin Diamond